UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

December 2022 Special Shareholder Meeting— Supplement to Proposal 1 in Proxy Statement

As previously reported, on November 22, 2022, Kornit Digital Ltd. (“Kornit” or the “Company”) notified its shareholders that it will hold a special general meeting of shareholders (the “Meeting”) at 12:00 p.m. (Israel time) on Thursday, December 29, 2022, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. Shareholders of record at the close of business on Thursday, November 22, 2022 are entitled to vote at the Meeting.

The Company’s proxy statement for the Meeting (the “Proxy Statement”) was annexed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on November 22, 2022.

As described in the Proxy Statement, pursuant to Proposal 1 at the Meeting, the Company’s shareholders will be requested to approve the compensation terms of Lauri Hanover, the Company’s new Chief Financial Officer (the “CFO”). The details of that compensation package are set forth at length in the “Background” section of Proposal 1 in the Proxy Statement.

As described in the sub-section “Additional Compensation Terms— Signing Bonus,” in addition to annual compensation, Ms. Hanover would receive a customary signing bonus, to be awarded in the form of restricted share units (“RSUs”) having a value equal to 14 monthly base salaries (based on a monthly base salary amount of NIS 91,600), or approximately $383,000 (based on an NIS 3.35 = 1 U.S. dollar exchange rate utilized by the compensation committee and the Board). Based on an assumed value of $29.00 per ordinary share/ per RSU, Ms. Hanover would receive 13,200 RSUs, each of which would represent the right to receive one ordinary share upon vesting and settlement.

The Company wishes to clarify that the proposed RSUs to be granted to Ms. Hanover as a signing bonus would have a vesting schedule that is identical to that of the RSUs to be granted to her annually, as described under “Annual RSU Grant—Vesting Terms.” Under that proposed vesting schedule, the signing bonus RSUs would vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter, in accordance with the Company’s 2015 Incentive Compensation Plan. That vesting of the signing bonus RSUs is subject to Ms. Hanover’s continuous service as Kornit’s CFO, and the other terms that also characterize the annual RSU grant, as described under “Annual RSU Grant”.

If you have already voted or provided voting instructions to your broker, bank or other nominee with respect to Proposal 1, there is nothing further that you need to do in order to have your ordinary shares voted on Proposal 1 at the Meeting. If you have not yet voted or provided voting instructions, you may do so with respect to Proposal 1 by following the instructions contained in the Proxy Statement and proxy card and/or voting instruction form. If you have already voted or provided voting instructions concerning Proposal 1 and you wish to alter your vote or voting instructions (either in favor or against the proposal) in light of the additional information concerning the vesting schedule for the signing bonus RSUs, please follow the instructions for doing so described in the Proxy Statement.

More specifically, if you are a shareholder of record and have submitted a proxy card, you may revoke your proxy at any time before it is voted on Proposal 1 by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to the Company’s Global Head of Investor Relations, Mr. Andrew G. Backman, via email (Andrew.Backman@kornit.com) or telephone ((201) 608-5882, ext. 3882). We must receive any such revocation of proxy at least four hours prior to the Meeting for it to be effective. As an alternative, you may alter your vote by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your ordinary shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.
Date: December 19, 2022	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

2